

June 8,, 2012

<u>Via E-mail</u>
Mark J. Parrell
Chief Financial Officer
Equity Residential and ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, IL 60606

      Re: **Equity Residential**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 1-12252

               ERP Operating Limited Partnership
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed February 24, 2012
               File No. 0-24920

Dear Mr. Parrell:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin Woody

                        Kevin Woody
                        Accounting Branch Chief